Calumet, Inc.

2780 Waterfront Parkway East Drive, Suite 200

Indianapolis, Indiana 46214

(317) 328-5660

June 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Liz Packebusch

Re:	Request for Acceleration of Effectiveness of

Registration Statement on Form S-4 (File No. 333-277682)

Ladies and Gentlemen:

Calumet, Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-277682) be accelerated so that the Registration Statement will become effective on Friday, June 7, 2024, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Robert O. Hopkins of Gibson, Dunn & Crutcher LLP at (346) 718-6606.

Sincerely,

CALUMET, INC.

By:	/s/ Gregory J. Morical
Gregory J. Morical
Senior Vice President, General Counsel & Secretary

cc:	Hillary H. Holmes, Gibson, Dunn & Crutcher LLP

Gerald M. Spedale, Gibson, Dunn & Crutcher LLP

Robert O. Hopkins, Gibson, Dunn & Crutcher LLP